United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **August 27, 2007**



Hercules Incorporated
(Exact name of registrant as specified in its charter)

Delaware	**001-00496**	**51-0023450**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

Hercules Plaza
1313 North Market Street
Wilmington, Delaware 19894-0001
(Address of principal executive offices) (Zip Code)

(302) 594-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   <u>Other Events.</u>

On August 27, 2007, Hercules Incorporated completed the purchase of the specialty surfactants business of Dexter Chemical L.L.C.

A news release regarding this transaction is furnished as an exhibit hereto and incorporated by reference herein.

Item 9.01   <u>**Financial Statements and Exhibits.**</u>

(d) Exhibits.   99.1 News Release of Hercules Incorporated dated August 28, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

August 28, 2007

By: **HERCULES INCORPORATED**

/s/ Allen A. Spizzo
Allen A. Spizzo
Vice President and Chief Financial Officer

Exhibit 99.1

Release Immediately
07-12-F

HERCULES ACQUIRES SPECIALTY SURFACTANTS BUSINESS OF
DEXTER CHEMICAL L.L.C.

WILMINGTON, DELAWARE, August 28, 2007 . . . Hercules Incorporated (NYSE: HPC) today announced it has completed the purchase of the specialty surfactants business of Dexter Chemical L.L.C. Under terms of the agreement, Hercules Incorporated is acquiring the business related to Dexter's product portfolio of phosphate ester surfactants sold under the Strodex® and Dextrol® trademarks.

Dexter is a leader in phosphate ester surfactants utilized in paints and coatings where the products are used to enhance gloss retention, promote surface wetting and improve color stability. Products have also been recently developed and optimized for use in low-VOC (volatile organic chemical) coatings formulations.

Commenting on the transaction, Craig Rogerson, President and Chief Executive Officer of Hercules, said, "This business is an excellent fit for Aqualon's Coatings Additives business. It will broaden Aqualon's existing portfolio of products for the paint industry and strengthen its overall market position."

Hercules manufactures and markets chemical specialties globally for making a variety of products for home, office and industrial markets. For more information, visit the company's website at www.herc.com.

A world leader in phosphate ester chemistry, Dexter Chemical has been serving the Paint & Coatings, Emulsion Polymerization and Textile & Garment Wet Processing industries for more than 50 years. For more information, visit the company's website at www.dexterchem.com.

Media Contact: John S. Riley   (302) 594-6025
Investor Contact: Stuart L. Fornoff   (302) 594-7151